26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com
August 28, 2020

CONFIDENTIAL

Kathleen Krebs, Special Counsel

Jeff Kauten, Staff Attorney

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chindata Group Holdings Limited
Amendment No. 3 to Draft Registration Statement on Form F-1
Confidentially Submitted August 17, 2020
CIK No. 0001807192

Dear Ms. Krebs, Mr. Kauten, Ms. Collins, Ms. Kindelan:

On behalf of our client, Chindata Group Holdings Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 21, 2020 on the Company’s amendment No. 3 to draft registration statement on Form F-1 confidentially submitted on August 17, 2020 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s

PARTNERS:     Pierre-Luc Arsenault[3] | Manas Chandrashekar[6] | Lai Yi Chau | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Karen K.Y. Ho | Damian C. Jacobs[6] | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Amy Y.M. Ngan[9] | Nicholas A. Norris[6] | Paul S. Quinn | Michael D. Rackham[6] | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Tarun R. Warriar[6] | Li Chien Wong | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS:     Michelle Cheh[8] | Daniel Dusek[3] | Jennifer Y.Y. Feng[6] | James A. Hill[6] | David M. Irvine[6] | Benjamin W. James[4] | Cori A. Lable[2] | Wei Yang Lim[6] | Xiaoxi Lin[3] | Yazhe Liu[3] | Daniel A. Margulies[6] | Mi Tang[3] | Wenchen Tang[3] | Liyong Xing[3] | David Zhang[3]

ADMITTED IN:     [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; [7] Singapore; [8] Victoria (Australia); [9] New South Wales (Australia); # non-resident

Beijing    Boston    Chicago    Dallas    Houston     London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco     Shanghai    Washington, D.C.

Office of Technology Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
August 28, 2020 Page 2

comments are repeated below in bold and followed by the Company’s response. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Risk Factors

“Our revenues are highly dependent on a limited number of major clients...” page 2

1.

We note your revised disclosures regarding the potential impact of the President’s Executive Order on your ability to continue to conduct business with Bytedance. Given the significance of this customer to your operations, please revise to include a separate risk factor for this matter and include a discussion of the potential risks to your operations should ByteDance’s business be significantly impacted by such order regardless of whether you are treated as a person or entity subject to U.S. jurisdiction under this order.

In response to the Staff’s comment, the Company has revised the disclosure on page 22.

Capitalization, page 76

2.

Please revise the introductory bullet points to disclose the number of exercised Class B option shares that will vest upon effectiveness of this offering. Also, please confirm the holders’ intent to exchange such shares for ordinary shares or alternatively tell us how you determined that inclusion of such shares in pro forma ordinary shares outstanding met the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

The Company respectfully advises the Staff the following:

(i)

BCPE Stack ESOP Hold Co Limited (which is controlled by the ultimate controlling shareholder of the Company) subscribed to 17,633,120 ordinary shares of the Company as part of the Reorganization on July 15, 2019. In December 2019, BCPE Stack ESOP Hold Co Limited (“ESOP Holdco”) approved a share option plan (“2019 Plan”). The maximum aggregate number of ESOP Holdco Class B shares that are authorized to be issued under the 2019 Plan is 17,633,120. As stipulated in the 2019 Plan, the corresponding ESOP Holdco Class B shares of the vested option can be exchanged for the Company’s ordinary shares on a one-for-one basis at any time after completion of the Company’s IPO. Therefore, the 17,633,120 ordinary shares are already included in the Company’s ordinary shares issued and outstanding as of June 30, 2020. The Company further respectfully advises the Staff that 3,808,818 out of the 17,633,120 ESOP Holdco Class B options would vest upon effectiveness of this offering; and

(ii)

Incentive units granted to employees are not included in the Company’s issued and outstanding ordinary shares as of June 30, 2020 because they represent Class B Units of one of the shareholders of the Company. The Company further respectfully advises the Staff that 30,670 incentive units under the Bridge PromoteCo Incentive Plan would vest upon effectiveness of this offering.

Office of Technology Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
August 28, 2020 Page 3

Based on the above, (i) and (ii) should not be included in pro forma ordinary shares outstanding because neither met the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X. In response to the Staff’s comment, the Company has revised the disclosures on page 77 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss, page 96

3.

Please include a pro forma statement of comprehensive loss and related notes as prepared in accordance with Article 11 of Regulation S-X to support the pro forma disclosures provided throughout this filing for the six months ended June 30, 2019.

The Company respectfully advises the Staff that it does not believe that it should include a pro forma statement of comprehensive loss and related notes as prepared in accordance with Article 11 of Regulation S-X to support the pro forma disclosures provided throughout this filing for the six months ended June 30, 2019, due to the reasons below.

The Company respectfully advises the Staff that the acquisition of Chindata (Xiamen) Science and Technology Co., Ltd. (the “Acquisition”) was completed on April 26, 2019. The Company has considered the prescribed guidance within Rule 11-02(c)(2)(i) of Regulation S-X (“Article 11”) that states “pro forma condensed statements of comprehensive income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.” The Company respectfully advises the Staff that (i) pages 97 to 99 of the Revised Draft Registration Statement has disclosed the required Article 11 compliant unaudited pro forma condensed combined statement of comprehensive loss for the most recent fiscal year ended December 31, 2019 with the related notes reflecting all relevant pro forma adjustments; and (ii) this disclosure is most useful to investors to understand the effect of the pro forma events that are (a) directly attributable to the Acquisition, (b) factually supportable, and (c) expected to have a continuing impact on the combined results following the Acquisition.

The Company further respectfully advises the Staff that the amounts under the column “Pro Forma” for the six months ended June 30, 2019 on pages 12 to 14, 17, 90 to 92, 95, 104, 106, 108, 113 and 122 of the Revised Draft Registration Statement is calculated based on the same pro forma adjustments as disclosed on page 99 of the Revised Draft Registration Statement for the most recent fiscal year ended December 31, 2019.

Therefore, an Article 11 unaudited pro forma condensed combined statement of comprehensive loss for the six months ended June 30, 2019 with the related notes reflecting all relevant pro forma adjustments will not provide additional information to the investors. In response to the Staff’s comments, the Company has revised the disclosures on pages 15, 18, 92, 96, 104, 107, 109, 114 and 122 of the Revised Draft Registration Statement.

Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2020, page F-48

4.

Please remove the issuance of ordinary shares in July and August 2020 from the pro forma presentation in shareholders’ equity, or tell us how you determined that the inclusion of this pro forma adjustment on the face of the historical financial statements is appropriate.

Office of Technology Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
August 28, 2020 Page 4

In response to the Staff’s comment, the Company has removed the issuance of ordinary shares in July and August 2020 from the pro forma presentation in shareholders’ equity on pages F-49 and F-58 of the Revised Draft Registration Statement

Notes to Consolidated Financial Statements

Note 9. Bank Loans, page F-61

5.

There appears to be a significant increase in the secured long-term bank loans outstanding at December 31, 2019 compared to June 30, 2020. Please explain the source of such increase and revise to include a discussion of any new or amended loan agreements, the pertinent terms, covenants or any other significant changes to agreements since December 31, 2019.

In response to the Staff’s comment, the Company has revised the disclosures on page F-62 of the Revised Draft Registration Statement.

Note 11. Share-based payments, page F-62

6.

Please revise to clarify the terms of the early exercise provisions available under your 2019 Plan. Specifically address whether such plan includes repurchase provisions should the employee terminate their service prior to meeting the service or performance conditions. Also, clarify whether you have recorded a liability for such early exercises and disclose the balance of such liability at June 30, 2020.

The Company respectfully advises the Staff that pursuant to the terms and conditions of the 2019 Plan, grantees may early exercise all or a portion of the Class B Options granted prior to the completion of an IPO through payment to ESOP Holdco for the issuance of ESOP Holdco Class B Shares. Upon an early exercise into the corresponding ESOP Holdco Class B shares, the underlying ordinary shares of the Company remain subjected to the existing service and performance vesting conditions stipulated under the 2019 Plan (“Original Vesting Schedule”), and would be vested in accordance with the Original Vesting Schedule. In addition, the vested ESOP Holdco Class B Shares may be repurchased by ESOP Holdco at the fair market value and the unvested ESOP Holdco Class B Shares may be repurchased by ESOP Holdco at the lower of the fair market value or the option’s exercise price if the grantees resign before fulfilling the vesting requirements under the Original Vesting Schedule.

The Company further respectfully advises the Staff that the 2019 Plan includes repurchase provisions that provide ESOP Holdco a call right (but not the obligation) to repurchase the vested Class B Shares at fair market value, and the unvested Class B Shares at the lower of fair market value or the option’s exercise price at any time during a six-month period following the grantee’s termination of services. The grantees do not have a repurchase right under the 2019 Plan under any circumstance. The payment received by ESOP Holdco for the early exercise of the Class B Options is a liability of ESOP Holdco, and should not be recorded by the Company as a liability.

In response to the Staff’s comment, the Company has revised the disclosures on page F-63 of the Revised Draft Registration Statement.

Office of Technology Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
August 28, 2020 Page 5

7.	Please disclose the exercise price and fair value of the option grants on January 8, 2020 and May 29, 2020, as well as the fair value the ISUs granted on May 29, 2020.

In response to the Staff’s comment, the Company has revised the disclosures on page F-64 of the Revised Draft Registration Statement.

*     *    *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang
David Zhang

Enclosure

c.c.	Jing Ju, Chief Executive Officer

Dongning Wang, Chief Financial Officer

Michael Frederick Foust, Chairman of the Board

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

King Li, Partner, Ernst & Young Hua Ming LLP

Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP